UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: August 24, 2012

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

The9 Limited Reports First and Second Quarter 2012 Unaudited Financial Results

Shanghai, China – August 23, 2012. The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator, announced its unaudited financial results for the first quarter ended March 31, 2012 and the second quarter ended June 30, 2012 today.

Financial Highlights:

First Quarter 2012

-	Net revenues in the first quarter of 2012 amounted to RMB48.6 million (US$7.7 million), representing an increase of 74% from RMB27.9 million (US$4.4 million) in the fourth quarter of 2011 and an increase of 89% from RMB25.8 million (US$4.1 million) in the first quarter of 2011 mainly due to an increase in net revenues from Shen Xian Zhuan, a massively multiplayer online role-playing game.

-	Net loss attributable to holders of ordinary shares in the first quarter of 2012 amounted to RMB111.4 million (US$17.5 million), representing a decrease of 12% from RMB126.0 million (US$19.8 million) in the fourth quarter of 2011, mainly due to the increase in net revenues; and an increase of 112% from RMB52.6 million (US$8.3 million) in the first quarter of 2011, mainly due to increases in marketing expenses and product development expenses.

Second Quarter 2012

-	Net revenues in the second quarter of 2012 amounted to RMB54.8 million (US$8.6 million), representing an increase of 13% from RMB48.6 million (US$7.7 million) in the first quarter of 2012 and an increase of 115% from RMB25.5 million (US$4.0 million) in the second quarter of 2011, mainly due to an increase in net revenues from Shen Xian Zhuan.

-	Net loss attributable to holders of ordinary shares in the second quarter of 2012 amounted to RMB118.0 million (US$18.6 million), representing an increase of 6% from RMB111.4 million (US$17.5 million) in the first quarter of 2012, mainly due to an increase in product development expenses; and an increase of 881% from the second quarter of 2011 from RMB12.0 million (US$1.9 million), mainly due to recognition of a gain on the disposal of an investment in the second quarter of 2011.

Management Comments:

Jun Zhu, Chairman and Chief Executive Officer of The9 said, “We have a very high level of confidence in the two Massively Multiplayer Online shooting games in our pipeline. Firefall just released the biggest patch update ever in early August and received highly positive feedback from gamers. Firefall will be commercialized in the U.S. very soon and Red 5 will release more beta invites in the U.S. to attract more gamers to join Firefall. Red 5 has also set up a subsidiary in Ireland in May 2012 to prepare for the launch in Europe. Planetside 2 is another well-known game for which we obtained the license in China. Planetside 2 is already in closed beta in the U.S. We are now localizing the game in China and plan to start the internal technical test in China by the end of this year. We believe these two robust games in our pipeline will significantly strengthen our capability in achieving further growth.”

Discussion of The9’s Unaudited First and Second Quarter 2012 Results

Net Revenues

Our net revenues in the first quarter of 2012 amounted to RMB48.6 million (US$7.7 million), representing an increase of 74% from RMB27.9 million (US$4.4 million) in the fourth quarter of 2011 and an increase of 89% from RMB25.8 million (US$4.1 million) in the first quarter of 2011. These increases were primarily due to an increase in net revenues from Shen Xian Zhuan.

Our net revenues in the second quarter of 2012 amounted to RMB54.8 million (US$8.6 million), representing an increase of 13% from RMB48.6 million (US$7.7 million) in the first quarter of 2012 and an increase of 115% from RMB25.5 million (US$4.0 million) in the second quarter of 2011. These increases were also primarily due to an increase in net revenues from Shen Xian Zhuan.

Gross Profit

Our gross profit in the first quarter of 2012 amounted to RMB32.8 million (US$5.2 million), representing an increase of 147% from RMB13.3 million (US$2.1 million) in the fourth quarter of 2011 and an increase of 18% from RMB27.7 million (US$4.4 million) in the first quarter of 2011. The increases in gross profit primarily reflected a lower level of royalty incurred as we generated a majority of net revenues in the first quarter of this year from Shen Xian Zhuan, our self-developed game.

Our gross profit in the second quarter of 2012 amounted to RMB38.8 million (US$6.1 million), representing an increase of 18% from RMB32.8 million (US$5.2 million) in the first quarter of 2012 and an increase by 206% from RMB12.7 million (US$2.0 million) in the second quarter of 2011. The increases in gross profit primarily reflected a lower level of royalty incurred as we generated a majority of revenues in the second quarter of this year from Shen Xian Zhuan, our self-developed game.

Operating Expenses

In the first quarter of 2012, our operating expenses were RMB154.9 million (US$24.4 million), representing an 11% increase from RMB140.2 million (US$22.1 million) in the fourth quarter of 2011 and a 68% increase from RMB92.1 million (US$14.5 million) in the first quarter of 2011. These increases in operating expenses were primarily due to an increase in marketing expenses relating to Firefall and Shen Xian Zhuan, as well as an increase in development expenses primarily relating to our mobile internet business and Firefall.

In the first quarter of 2012, share-based compensation was RMB9.0 million (US$1.4 million), compared to RMB10.0 million (US$$1.6 million) in the fourth quarter of 2011 and RMB16.4 million (US$2.6 million) in the first quarter of 2011.

In the second quarter of 2012, our operating expenses were RMB168.8 million (US$26.6 million), representing a 9% increase from RMB154.9 million (US$24.4 million) in the first quarter of 2012 and a 63% increase from RMB103.6 million (US$16.3 million) in the second quarter of 2011. The quarter-over-quarter increase was primarily due to an increase in product development expenses relating to Red 5 and our mobile internet business. The year-over-year increase was primarily due to an increase in product development expenses relating to Red 5 and our mobile internet business and an increase in marketing expenses relating to Firefall and Shen Xian Zhuan.

In the second quarter of 2012, share-based compensation was RMB8.9 million (US$1.4 million), compared to RMB9.0 million (US$1.4 million) in the first quarter of 2012 and RMB16.1 million (US$2.5 million) in the second quarter of 2011.

Interest Income

Interest income in the first quarter of 2012 was RMB6.8 million (US$1.1 million), compared to RMB7.1 million (US$1.1 million) in the fourth quarter of 2011 and RMB7.2 million (US$1.1 million) in the first quarter of 2011.

Interest income in the second quarter of 2012 was RMB6.5 million (US$1.0 million), compared to RMB6.8 million (US$1.1 million) in the first quarter of 2012 and RMB7.5 million (US$1.2 million) in the second quarter of 2011. The decreases were due to decreases in cash balance.

Other (Expenses) Income, net

Other income in the first quarter of 2012 was RMB0.9 million (US$0.1 million), compared to other expenses of RMB0.8 million (US$0.1 million) in the fourth quarter of 2011 and other expenses of RMB0.9 million (US$0.1 million) in the first quarter of 2011. Other income in the first quarter of 2012 primarily reflected subsidy received as well as foreign exchange gains. Other expenses in the first and fourth quarters of 2011 primarily reflected foreign exchange losses.

Other income in the second quarter of 2012 was RMB1.6 million (US$0.3 million), compared to other income of RMB0.9 million (US$0.1 million) in the first quarter of 2012 and other income of RMB6.7 million (US$1.1 million) in the second quarter of 2011. Other income in the second quarter of 2012 primarily reflected insurance compensation in connection with computer servers and foreign exchange gains. Other income in the second quarter of 2011 was primarily the result of settlement fee income attributable to certain lawsuits.

Net Loss attributable to holders of ordinary shares

In the first quarter of 2012, net loss attributable to holders of ordinary shares was RMB111.4 million (US$17.5 million), representing a 12% decrease from RMB126.0 million (US$19.8 million) in the fourth quarter of 2011 and a 112% increase from RMB52.6 million (US$8.3 million) in the first quarter of 2011.

Fully diluted loss per share and per ADS in the first quarter of 2012 was RMB4.55 (US$0.72), compared to RMB5.14 (US$0.81) in the fourth quarter of 2011 and RMB2.09 (US$0.33) in the first quarter of 2011.

In the second quarter of 2012, net loss attributable to holders of ordinary shares was RMB118.0 million (US$18.6 million), representing a 6% increase from RMB111.4 million (US$17.5 million) in the first quarter of 2012 and an 881% increase from RMB12.0 million (US$1.9 million) in the second quarter of 2011.

Fully diluted loss per share and per ADS for the second quarter of 2012 was RMB4.82 (US$0.76), compared to RMB4.55 (US$0.72) in the first quarter of 2012 and RMB0.48 (US$0.08) in the second quarter of 2011.

Currency Convenience Translation

The translation of Renminbi (RMB) into US dollars (US$) in this press release are presented solely for the convenience of the readers at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board as of June 30, 2012, which was RMB 6.3530 to US$1.00. Such translations should not be construed as representations that the RMB amounts represents, or have been or could be converted into, US$ at that or any other rate. The percentages stated in this press release are calculated based on the RMB amounts.

Conference Call / Webcast Information

The9’s management team will host a conference call on Thursday, August 23, 2012 at 9:00 PM, U.S. Eastern Time, corresponding to Friday, August 24, 2012 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling:

US Toll Free: +1-866-519-4004

Mainland China (mobile users): 400-620-8038

Mainland China (fixed line users): 800-819-0121

Hong Kong Toll: +852-2475-0994

Singapore Toll / International Toll: +65-6723-9381

Conference ID # 14376023

A telephone replay of the call will be available from 12:00am ET on August 24, 2012 for 7 days.

The dial-in details for the replay are:

U.S. Toll Free: +1-866-214-5335

U.S. Toll / International Toll: +1-718-354-1232

The9 will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s Investor Relations website http://www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited 1Q & 2Q 2012 Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is an online game developer and operator. The9 developed and operates, directly or through its affiliates, its proprietary online games and web and social games including Shen Xian Zhuan, Re Xue Wu Shuang, Winning Basketball, Winning Goal and Q Jiang San Guo, in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, such as Planetside 2. In addition, The9 is developing various proprietary games, including FireFall and other online games and web and social games. In 2010, The9 established its Mobile Internet Unit to focus on mobile internet business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Phyllis Sai

Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter ended
	March 31, 2011	June 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	March 31, 2012	June 30, 2012
	RMB	RMB	RMB	RMB	RMB	US$	US$
Revenues:
Online game services	26,673,670	26,107,123	28,209,598	51,591,154	57,422,981	8,120,755	9,038,719
Other revenues	603,358	963,574	1,272,164	527,388	716,506	83,014	112,782

	27,277,028	27,070,697	29,481,762	52,118,542	58,139,487	8,203,769	9,151,501
Sales Taxes	(1,495,740)	(1,546,057)	(1,562,788)	(3,510,585)	(3,343,719)	(552,587)	(526,321)

Net Revenues	25,781,288	25,524,640	27,918,974	48,607,957	54,795,768	7,651,182	8,625,180

Cost of Services	1,912,084	(12,862,044)	(14,643,160)	(15,817,867)	(16,045,323)	(2,489,826)	(2,525,629)

Gross Profit (loss)	27,693,372	12,662,596	13,275,814	32,790,090	38,750,445	5,161,356	6,099,551
Operating Expenses:
Product development	(39,433,294)	(47,026,273)	(68,530,135)	(69,261,659)	(78,253,825)	(10,902,195)	(12,317,618)
Sales and marketing	(10,426,370)	(14,918,667)	(26,749,450)	(48,703,335)	(44,795,100)	(7,666,195)	(7,051,015)
General and administrative	(42,250,309)	(41,614,830)	(44,933,064)	(36,952,477)	(45,156,943)	(5,816,540)	(7,107,972)
Impairment of equipment, intangible assets and goodwill	—	—	—	—	(569,139)	—	(89,586)

Total operating expenses:	(92,109,973)	(103,559,770)	(140,212,649)	(154,917,471)	(168,775,007)	(24,384,930)	(26,566,191)
Other operating Income	—	—	—	30,000	30,000	4,722	4,722

Loss from operations	(64,416,601)	(90,897,174)	(126,936,835)	(122,097,381)	(129,994,562)	(19,218,852)	(20,461,918)
Interest income	7,230,594	7,459,877	7,124,036	6,771,491	6,517,258	1,065,873	1,025,855
Other (expenses) income , net	(912,117)	6,731,736	(781,216)	875,783	1,621,895	137,853	255,296

Loss before income tax expense, gain (loss) on investment disposal and share of loss in equity investments	(58,098,124)	(76,705,561)	(120,594,015)	(114,450,107)	(121,855,409)	(18,015,126)	(19,180,767)
Income tax expense	(165)	—	—	—	—	—	—

Loss before gain (loss) on investment disposal and share of loss in equity investments	(58,098,289)	(76,705,561)	(120,594,015)	(114,450,107)	(121,855,409)	(18,015,126)	(19,180,767)
Gain (loss) on investment disposal	—	60,121,453	(15,686,651)	—	—	—	—
Share of loss in equity investments, net of taxes	(186,566)	(589,218)	(1,034,009)	(1,856,783)	(2,521,100)	(292,269)	(396,836)

Net loss	(58,284,855)	(17,173,326)	(137,314,675)	(116,306,890)	(124,376,509)	(18,307,395)	(19,577,603)
Less: Net loss attributable to non-controlling interest	(5,713,717)	(5,138,494)	(11,265,424)	(4,953,916)	(6,356,698)	(779,776)	(1,000,582)

Net loss attributable to holders of ordinary shares	(52,571,138)	(12,034,832)	(126,049,251)	(111,352,974)	(118,019,811)	(17,527,619)	(18,577,021)

Net loss	(58,284,855)	(17,173,326)	(137,314,675)	(116,306,890)	(124,376,509)	(18,307,395)	(19,577,603)
Other Comprehensive loss:
Currency translation adjustments	(524,436)	(1,235,333)	(1,044,761)	(41,316)	(111,701)	(6,503)	(17,582)

Comprehensive loss	(58,809,291)	(18,408,659)	(138,359,436)	(116,348,206)	(124,488,210)	(18,313,898)	(19,595,185)
Less: Comprehensive loss attributable to noncontrolling interest	(5,684,145)	(5,282,566)	(11,398,383)	(4,953,109)	(6,374,414)	(779,649)	(1,003,371)

Comprehensive loss attributable to holders of ordinary shares	(53,125,146)	(13,126,093)	(126,961,053)	(111,395,097)	(118,113,796)	(17,534,249)	(18,591,814)

Net loss attributable to holders of ordinary shares per share
- Basic and diluted	(2.09)	(0.48)	(5.14)	(4.55)	(4.82)	(0.72)	(0.76)

Weighted average number of shares outstanding
- Basic and diluted	25,124,726	25,131,874	24,518,712	24,459,891	24,474,211	24,459,891	24,474,211

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2011	March 31, 2012	June 30, 2012	March 31, 2012	June 30, 2012
	RMB	RMB	RMB	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	1,071,725,828	922,639,355	793,099,913	145,228,926	124,838,644
Restricted cash	—	—	700,000	—	110,184
Accounts receivable	10,054,911	15,547,790	17,781,455	2,447,315	2,798,907
Advances to suppliers	3,365,755	2,136,349	4,919,914	336,274	774,424
Prepayments and other current assets	66,060,141	101,161,932	95,982,380	15,923,490	15,108,198
Prepaid royalties	15,556,270	15,845,245	15,906,204	2,494,136	2,503,731
Deferred costs	1,903,099	1,644,878	1,393,319	258,914	219,317

Total current assets	1,168,666,004	1,058,975,549	929,783,185	166,689,055	146,353,405

Investments in equity investees	72,051,143	76,188,359	81,231,100	11,992,501	12,786,258
Available-for-sale investment	6,342,100	6,294,300	6,324,900	990,760	995,577
Property, equipment and software	60,513,021	68,380,408	72,351,885	10,763,483	11,388,617
Goodwill	10,035,775	10,025,263	10,074,001	1,578,036	1,585,708
Intangible assets	159,493,400	158,988,008	158,565,104	25,025,658	24,959,091
Land use right	76,036,026	75,555,798	75,075,571	11,892,932	11,817,342
Other long-term assets	75,756,603	71,406,278	69,277,418	11,239,773	10,904,678

Total Assets	1,628,894,072	1,525,813,963	1,402,683,164	240,172,198	220,790,676

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	44,149,842	48,276,181	39,185,969	7,598,958	6,168,105
Refund of game points	169,998,682	169,998,682	169,998,682	26,758,804	26,758,804
Other taxes payable	5,797,785	6,407,902	4,712,644	1,008,642	741,798
Advances from customers	27,010,571	33,339,778	27,414,669	5,247,879	4,315,232
Deferred revenue, current	16,661,791	17,305,436	18,529,481	2,723,979	2,916,651
Other payables and accruals	47,906,323	40,287,034	47,547,548	6,341,419	7,484,267

Total current liabilities	311,524,994	315,615,013	307,388,993	49,679,681	48,384,857

Long-term accounts payable	60,016,072	59,953,208	59,953,208	9,436,992	9,436,992
Deferred tax liabilities, non-current	5,521,837	5,516,053	5,542,869	868,260	872,481

Total Liabilities	377,062,903	381,084,274	372,885,070	59,984,933	58,694,330

Equity
Common shares (US$0.01 par value; 24,456,805 shares issued and outstanding as of December 31,2011, 24,465,101 shares issued and outstanding as of March 31,2012, 24,485,126 shares issued and outstanding as of June 30, 2012)	1,996,367	1,996,889	1,998,155	314,322	314,521
Additional paid-in capital	2,110,986,623	2,119,967,236	2,129,278,277	333,695,457	335,161,070
Statutory reserves	28,071,982	28,071,982	28,071,982	4,418,697	4,418,697
Accumulated other comprehensive income	(5,968,056)	(6,010,179)	(6,104,164)	(946,038)	(960,832)
Accumulated deficit	(872,306,210)	(983,659,184)	(1,101,678,995)	(154,833,808)	(173,410,829)

The9 Limited shareholders’ equity	1,262,780,706	1,160,366,744	1,051,565,255	182,648,630	165,522,627
Non-controlling interest	(10,949,537)	(15,637,055)	(21,767,161)	(2,461,365)	(3,426,281)

Total equity	1,251,831,169	1,144,729,689	1,029,798,094	180,187,265	162,096,346

Total liabilities and equity	1,628,894,072	1,525,813,963	1,402,683,164	240,172,198	220,790,676